SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2011

List of Exhibits:

1.	Press Release entitled “New Holland Agriculture Sponsors Climate Action Campaign”

2.	Press Release entitled “CNH Supplies Turkmenistan Fleet of 90 New Holland Combines”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 15, 2011

New Holland Agriculture Sponsors Climate Action Campaign

New Holland Agriculture confirms its commitment to the environment with the announcement that it will sponsor the Climate Action campaign and official reception at the 17th United Nations Framework Convention on Climate Change, which will bring together in Durban, South Africa, heads of state, government officials and environmental ministers from around the world to discuss the follow-up to the Kyoto Protocol

LUGANO, Switzerland – (July 12, 2011) – New Holland Agriculture announced today that it will be a Gold Sponsor of the Climate Action Networking Reception, hosted by Climate Action in partnership with the United Nations Environment Programme (UNEP) and the South African government in Durban on December 2, 2011. The reception will be the premier destination for senior officials from UNEP, non-governmental organisations and heads of government during the 17th United Nations Framework Convention on Climate Change (COP17), which will take place from the 28th of November to the 9th of December.

As part of the sponsorship, New Holland will appear in the Climate Action campaign, which will run on the organisation’s website www.climateactionprogramme.org and in its e-newsletter up to and during the COP17 conference.

This high level sponsorship falls within the framework of New Holland’s commitment to the environment and its view of the role of agricultural manufacturers as key to safeguarding the farming environment for future generations. The brand is focused on developing solutions that make farming more efficient while respecting the environment. This is the basis for its Clean Energy Leader position, which includes its pioneering work with biofuels, Tier 4 low-emission technologies, biomass, the NH2™ hydrogen tractor and the Energy Independent Farm concept.

Franco Fusignani, CEO of New Holland Agriculture and CNH International, commented, “Climate change is the biggest global challenge of our age, and it has particular resonance in the emerging and high potential economies that we serve. Through this sponsorship we aim to contribute to Climate Action’s objective of providing a platform for an ongoing dialogue between business and governments, where international corporations such as ours can highlight solutions they are able to provide for tackling climate change.”

New Holland has a long history of involvement in the development of efficient and sustainable practices in these countries. The brand is involved in projects aimed at combating desertification in Africa and China. New Holland also runs training and advisory programmes to teach efficient use of its equipment as well as practices to safeguard soil quality and help water conservation. New Holland also has a unique manufacturing presence in countries such as India, China, Pakistan, Turkey, Brazil, Russia and Uzbekistan with high population density and fast growing economies, where agriculture and sustainable food practices are key to their development.

New Holland’s concern for the environment led the brand to take the lead within its industry in offering biodiesel compatibility for its products in 2006. It has since conducted further research into biodiesel’s agricultural applications and, as of 2010, 90% of New Holland tractors and harvesting equipment were able to operate on 100% biodiesel. New Holland’s interest is not limited to biodiesel: for example, the brand is involved in an important large-scale biomass power generation project in India.

Emissions are an area of particular focus for New Holland. The brand has established a strategic partnership with FPT Industrial, which has pioneered the development of SCR (Selective Catalytic Reduction) low emissions technologies in on- and off-road applications. Most recently, the collaboration has led to the development of New Holland’s range of exceptionally fuel-efficient equipment that meets the extremely stringent Tier 4A emissions regulations which are now 100 times lower than 10 years ago. In fact, New Holland currently offers the widest range of Tier 4A compliant products in the industry, with 20 tractors and 9 combine harvesters. For New Holland, this is not just about legislation – it is at the heart of its Clean Energy position and commitment to the environment, and the brand has a track record in the design and production of equipment that delivers top performance with emissions levels well below regulatory levels.

New Holland’s interest in sustainable farming has led to the development of its Energy Independent Farm concept, which centers on the capacity of farms to produce energy from renewable sources, storing it in the form of hydrogen, and reusing it to run its equipment and provide electricity and heat to the buildings. The key element of this concept is the hydrogen-powered tractor, the NH2™, which uses fuel cell technology to generate power to run the tractor and tilling implements. In 2010, New Holland announced the establishment of the first pilot Energy Independent Farm at La Bellotta in the outskirts of Turin, Italy, where the second-generation NH2™ tractor will become operational in 2012.

New Holland Agriculture equipment is sold and supported in Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania by CNH International. Thanks to its focus on these areas, CNH International is able to support its customers in these markets with specialist knowledge of their specific requirements and specialized product offering, including grape, sugar cane, olive and coffee harvesters, cotton pickers, orchard and vineyard tractors, combine harvesters, self-propelled forage harvesters, balers, as well as planters, seeders, mowers and tillage equipment.

Notes to the Editor

Climate Action

Since the United Nations Climate Change Conference in Bali (COP 13), Climate Action, in partnership with the United Nations Environment Programme (UNEP) has been the essential platform for governments, industry, international opinion leaders, distinguished academics and environmentalists to debate the business case for sustainable development and carbon reduction. Climate Action the publication, supported by its website (www.climateactionprogramme.org) E-bulletins, and networking events, is a global information forum to enable concrete steps that both governments and business can take to reduce carbon footprints, through ongoing dialogue and dedicated actions.

United Nations Environment Programme – UNEP

Founded in 1972, the United Nations Environment Programme (UNEP) is the UN’s voice for the environment and coordinate of all its environmental activities. It aims to assist countries in implementing environmentally sound policies and to encourage sustainable economic development through sound environmental practice. UNEP provides environmental leadership on dealing with climate change to the rest of the UN system, international organisations, national governments, civil society and the private sector. It provides guidance and advice to governments on reducing greenhouse gas emissions and preparing for the consequences of climate change.

The 17th United Nations Framework Convention on Climate Change (COP 17)

The Conference of the Parties (COP) is the governing body of the United Nations Framework Convention on Climate Change (UNFCCC) and is responsible for keeping international efforts to address climate change on track. The COP 16 meeting in Cancun, Mexico resulted in the Cancun Agreement, ultimately extending the Copenhagen Accord, designed to be an interim agreement until a globally binding treaty can be formed at COP 17. Cancun played host to over 120 heads of state and government officials from 194 countries, and attracted senior ministers from around the world. The Parties adopted a balanced package of decisions that set governments more firmly on the path towards a low-emissions future and supported enhanced action on climate change in the developing world. The stage is now set for a follow-up to the Kyoto Protocol to be decided at COP 17 in Durban, South Africa in 2011. COP 17 will mark a critical moment in international climate change negotiations.

CNH International - CNH International, a subsidiary of CNH Global, is the company responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands in emerging and high-growth markets.

[end]

New Holland Agriculture - New Holland Agriculture is a global manufacturer and seller of agricultural equipment. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture.

A highly professional global dealer network and New Holland’s commitment to excellence guarantee the ultimate customer experience for every customer. More information can be found online at www.newholland.com. New Holland is a division of CNH Global N.V. (NYSE:CNH), a majority-owned subsidiary of Fiat Industrial S.p.A (FI.MI).

For more information and photos, please contact:

CNH International press office

e-mail: international.media@cnh.com

phone: +39 011 0086346

CNH Supplies Turkmenistan Fleet of 90 New Holland Combines

CNH delivered in May a fleet of 90 New Holland combines to the Government of Turkmenistan; the machines, which were immediately put to work in the field, exceeded expectations as they fulfilled their role in the harvest of over a third of the Country’s 850,000 ha (2,100,400 ac) of wheat

LUGANO, Switzerland – (July 14, 2011) – CNH International, a subsidiary of CNH Global, the manufacturer of New Holland machinery and a world leader in the agricultural and construction equipment industry, delivered a fleet of 90 New Holland CSX7050 combine harvesters to the Government of Turkmenistan in May, which were immediately sent to work on this year’s harvest. The sale is part of a long-standing trade relationship between the two parties, which is aimed at supporting the country’s growing agricultural sector and, since 1994 has seen the supply of more than 1,500 tractors, 300 cotton pickers and 1,100 combine harvesters.

The fleet of New Holland CSX7050 combines was deployed in two installments: 30 units were sent to the western region of Balkan to harvest 85,000 hectares (210,040 ac), while the remaining 60 were immediately put to work on the 200,000 hectares (494,000 ac) in the Mary region, East of Ashgabat. To ensure the full success of the machines’ first harvesting season, training was provided to the combine operators. This was followed up by regular field visits from New Holland product specialists and dealer technicians throughout the season to monitor the machines’ performance and help the operators get the most out of the CSX combines. In anticipation of the start of the harvest season, technicians were trained specifically on this combine model at the CNH Training Centre in Tashkent, Uzbekistan.

With maximum engine power at 2,000 rpm of 200kW (272 hp), the CSX7050 combines are high capacity, extremely versatile machines, thanks to the four-drum threshing and separation technology. The system, which includes the Opti-Thresh™ concave, beater, Rotary Separator and Straw Flow™ beater, can be adapted to suit a wide variety of crops and harvesting conditions with no compromise in kernel and straw quality or throughput, as the farmers and operators who used these machines in Balkan and Mary discovered. The Opti-Thresh™ system received particularly high praise for dealing exceedingly well with the Turkmen crop conditions, delivering minimal grain losses.

The CSX7050 combines that are hard at work in Turkmenistan were designed and built in the New Holland centre of excellence for harvesting equipment in Zedelgem, Belgium. This is where the first steps in mechanizing the harvest were taken more than 100 years ago and the first European self-propelled combine harvester was unveiled in 1952. These are only two examples of the innovative spirit that has led to the development of unique technologies such as the Opti-Thresh™ system, earning New Holland recognition around the world as a leader in combine harvester excellence.

Notes to the Editor

New Holland Agriculture - New Holland Agriculture is a global brand of agricultural equipment owned by CNH Global NV. Its reputation is built on the success of its customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals, who can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting and material handling equipment supported by a highly professional global dealer network. More information can be found online at www.newholland.com

CNH International - CNH International, a subsidiary of CNH Global, is the company responsible for the manufacture, sales, distribution and after sales operations of agricultural and construction branded equipment in over 120 countries throughout Africa, the Middle East, the Commonwealth of Independent States, Asia and Oceania, encompassing Australia, China and India. CNH International was established in 2007 to strengthen CNH’s brands focus in emerging and high-growth markets.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

For more information contact:

CNH International Press Office        +39 011 0086346        international.media@cnh.com